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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 13*)



                           Logic Devices Incorporated
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   541402 10 3
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                                 (CUSIP Number)

 Joshua S. Kanter, Chicago Investments, Inc., 333 West Wacker Drive, Suite 2700
                     Chicago, Illinois 60606 (312) 984-3120
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 29, 2001
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 541402 10 3      13D

1 NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Chicago Investments, Inc. (83-0326134)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware


NUMBER OF                  7    SOLE VOTING POWER
SHARES                          569,319
BENEFICIALLY
OWNED BY                   8    SHARED VOTING POWER
EACH                            -0-
REPORTING
PERSON                     9    SOLE DISPOSITIVE POWER
WITH                            569,319

                           10   SHARED DISPOSITIVE POWER
                                -0-


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     569,319 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                           [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.32%

14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO



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ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the shares of common stock, no par value per share (the "Common Stock"), of Logic Devices Incorporated, a California corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1320 Orleans Drive, Sunnyvale, California 94089.

ITEM 2. IDENTITY AND BACKGROUND.

     This Schedule is being filed by Chicago Investments, Inc., a Delaware corporation ("CII" or the "Reporting Person"). The principal place of business and principal office of CII is 934 North Main Street, Sheridan, Wyoming 82801. CII's principal business is investing in public securities.

     The names and business addresses of the officers and directors of CII are listed on Exhibit A attached hereto. All of said individuals are United States citizens.

     Neither the Reporting Person nor any of the parties listed on Exhibit A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or fining any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


     N/A



ITEM 4. PURPOSE OF TRANSACTION.

     On October 29, 2001, the Reporting Person sold 25,000 shares on the open market for $40,500.00 ($1.62 per share)1. On October 30, 2001, the Reporting Person sold 12,500 shares on the open market for $24,375.00 ($1.95 per share). On October 31, 2001, the Reporting Person sold 12,500 shares on the open market for $24,375.00 ($1.95 per share). On November 5, 2001, the Reporting Person sold 10,000 shares on the open market for $18,800.00 ($1.88 per share).

         The Reporting Person has no present plan or proposal which relates to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;



----------
(1) On October 29, 2001, the Reporting Person also sold 33,000 shares on the open market for $51,150.00 ($1.55 per share). This sale was reported in Amendment No. 12 to Schedule 13D filed October 30, 2001.



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     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)  AMOUNT BENEFICIALLY OWNED -                                     569,319 shares

          PERCENT OF CLASS -                                                       8.32%

     (b)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)  SOLE POWER TO VOTE OR TO DIRECT THE VOTE -                 569,319 shares

          (II) SHARED POWER TO VOTE OR TO DIRECT THE VOTE                            -0-

          (III) SOLE POWER TO DISPOSE OR to DIRECT THE DISPOSITION OF -   569,319 shares

          (IV) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF -             -0-

     (c)  DESCRIPTION OF TRANSACTIONS

     There have been no transactions in the Common Stock by the Reporting Person since the filing of the Amendment No. 12 to Schedule 13D, as filed on October 30, 2001, other than the transactions described in Item 4.

     (d)  OTHER PERSONS

          None.

     (e)  DATE OF CESSATION

          Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Officers and Directors of Chicago Investments, Inc.




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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   November 7, 2001
                                   ---------------------------------------------
                                   Date



                                   CHICAGO INVESTMENTS, INC.


                                   By:  /s/ Joshua S. Kanter
                                        ----------------------------------------
                                   Its: Vice-President




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                                    EXHIBIT A

               OFFICERS AND DIRECTORS OF CHICAGO INVESTMENTS, INC.

I.       Directors

Name                                            Business Address

Linda Gallenberger                              N8939 Waterpower Road
                                                Deerbrook, Wisconsin  54424

Joshua S. Kanter                                333 West Wacker Drive
                                                Suite 2700
                                                Chicago, Illinois 60606

II.      Officers

Name                  Position                  Business Address

Linda Gallenberger    President, Treasurer,     N8939 Waterpower Road
                      Secretary                 Deerbrook, Wisconsin  54424

Joshua S. Kanter      Vice President,           333 West Wacker Drive
                      Assistant Secretary       Suite 2700
                                                Chicago, Illinois 60606




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